UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated December 13, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

www.sibanyestillwater.com

MARKET RELEASE
Sibanye-Stillwater extends the gold wage agreement to all employees in terms of Section
23(1)(d) of the Labour Relations Act
Johannesburg, 13 December 2018: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) advises that it has extended the wage agreement which was reached with the National Union of Mineworkers (“NUM”),
UASA and Solidarity on 14 November 2018, to all employees at its South African gold operations, in terms of Section 23(1)(d) of the Labour Relations Act, No 66 of 1995 (“S23(1)(d)”).

During the course of the strike, which was called by the Association of Mineworkers and Construction
Union (“AMCU”) on 21 November 2018, the collective membership of the NUM, UASA and Solidarity has increased to over 50% of the employees at the South African gold operations. Under these circumstances, the Labour Relations Act provides for the wage agreement to be extended to and bind all other employees to the collective agreement. In this instance, all employees who are members of AMCU as well as those who are not members of any trade union are bound by the collective agreement.

As a result of the extension of the wage agreement, the AMCU strike is no longer protected and all employees are required to report for work. Employees have been notified to report for work on Saturday,
15 December 2018.
The safety and wellness of our employees is our first priority and in line with our CARES values, the immediate focus will be on ensuring that operations re-commence safely.
For more information on all the announcements issued with regards to the strike at the gold operations, please refer to https://www.sibanyestillwater.com/investors/news/2018-gold-wage-negotiations.
Sibanye-Stillwater CEO, Neal Froneman said: “We are pleased that we have been able to resolve this strike, which has been detrimental for all stakeholders. It is especially gratifying that our employees have exercised their right to work and provide for their families, by joining those unions which concluded a fair and reasonable wage agreement. Their support for an agreement that takes the sustainability of the operations into account while providing for wage increases well above inflation, especially for entry level employees, is welcomed.
It is with sadness though, that we reflect on the consequences of the violence and damage caused during this unnecessary strike, with families losing their breadwinners, numerous instances of assault on employees, and ongoing financial hardship for employees, local communities and small businesses which rely on the mines. In this regard Sibanye-Stillwater will be considering all legal options to address violence against the company and its employees. In particular Sibanye-Stillwater’s management is mindful of the financial impact of this strike on our employees, and while the no work no pay rule will apply, we are applying our minds on how to ameliorate the hardship for our employees.”
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863

www.sibanyestillwater.com

Please refer to https://soundcloud.com/user-155552468/wage-agreement-extended-to-all-employees for a media sound clip by the spokesperson, James Wellsted.

Contact:

James Wellsted
SVP Investor Relations
Sibanye-Stillwater
+27 (0) 83 453 4014
ir@sibanyestillwater.com
This press release is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities of Sibanye-Stillwater. For the full set of results, please refer to https://www.sibanyestillwater.com/investors/financial-reporting/operating-
financial-updates/2018. This press release should not be sent, distributed, transmitted or otherwise made available in or into the United States or any other jurisdiction where it would be impermissible to do so.
The securities referred to herein have not been and will not be registered under the United States
Securities Act of 1933 (the "Securities Act") or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, in the United States except pursuant to registration under, or an exemption from the registration requirements of, the Securities Act. There will be no public offering of securities in the United States or any other jurisdiction.
The securities have not been approved or disapproved by the US Securities and Exchange Commission, and state securities commission in the United States or any other US regulatory authority. Any representation to the contrary is a criminal offence in the United States.

FORWARD LOOKING STATEMENTS
This announcement contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “would”, “expect”, “can”, “potential”, “could” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, debt position and our ability to reduce debt leverage, plans and objectives of management for future operations, plans to raise capital through streaming arrangements or pipeline financing, our ability to service our
Bond Instruments (High Yield Bonds and Convertible Bonds), our ability to achieve steady state production at the
Blitz project and the anticipated benefits and synergies of our acquisitions are necessarily estimates reflecting the best judgement of our senior management and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual Financial Report, published on 30 March 2018, and the Group’s
Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April
2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement.
Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: December 13, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer